WESTMOUNTAIN ASSET MANAGEMENT, INC.
123North College Avenue, STE 200
Fort Collins, Colorado 80524

January 12, 2010

Mr. Jorge Bonilla
Senior Staff Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	WestMountain Asset Management, Inc. (the Company)
Form 10-K for the year ended December 31, 2008
Form 10-Q for the periods ended March 31, 2009, June 30, 2009, and September 30, 2009
File No. 000-53030

Dear Mr. Bonilla;

This is in response to your December 10, 2009 comment letter to the Company. The numbered paragraphs correspond to the numbered paragraphs in your letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31. 2008

Certifications

1.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 1 3a- 14(a) also includes the title of the certifying individual or references that the certifying individual is certifying on behalf of the Registrant. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual or any references that indicate the certifying individual is certifying on behalf of the Registrant from the opening sentence.

This is to confirm that our officer signed such certifications in a personal capacity and that we will revise our certifications in future filings to exclude the title of the certifying individual or any references that indicate the certifying individual is certifying on behalf of us from the opening sentence.

2.
Further to our above comment, we also note in your 2009 Forms 10-Q that you continue to reference “small business issuer” instead of “registrant”. Please confirm that you will revise your certifications in future filings to reference “registrant” instead of “small business issuer”.

This is to confirm that we will revise our certifications in future filings to reference “registrant” instead of “small business issuer”.

Form 10-0 for the Period Ended September 30, 2009

Note (9) Investments. page 12

3.
We noted that a significant amount of your assets are in available for sale securities. Please explain to us how you considered the Investment Company Act of 1940 in determining whether you would be subject to regulation as an investment company under this Act.

Currently, we are not engaged primarily in the business of investing, reinvesting or trading in securities, nor do we hold ourselves out to do so. To date, we have been principally engaged in fee-based management activities.

Note (10) Comprehensive Income, page 12

4.
Please clarify to us, and disclose in future filings, whether the unrealized gain on marketable equity securities that you have presented is net of the related tax effects. Tell us how you considered paragraph 740-20-45-11(b) and 220-10-45-li and 12 of the FASB Accounting Standards Codification.

The unrealized gain on marketable equity securities recorded on our financials was not presented net of tax and consequently did not show consideration for paragraph 740-0-45-11(b) and 20-10-45-11 and 12 of the FASB Accounting Standards Codification.  This is to confirm that we will disclose the details of comprehensive income, including related tax effects in future filings.

As requested in your comment letter, I have been authorized by the Company to state that the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact David Wagner at (303)793-0304. For accounting comments, please contact Mr. Cole Honeck at (303) 329-0220.

WestMountain Asset Management, Inc.

/s/ Brian L. Klemsz
Brian L. Klemsz
President